Western Asset Funds, Inc.
Sub-item 77C


Approval of New Fiscal Year End
RESOLVED:	That the Board of Directors of Western Asset Funds Inc.
("Board"), on behalf of Western Asset Total Return
Unconstrained Fund, Western Asset Global Government
Bond Fund, Western Asset High Yield Fund, Western
Asset Intermediate Bond Fund and Western Asset Global
Multi-Sector Fund (the "Funds") finds that it is
advisable and in the best interests of the Funds and its
stockholders to change its fiscal year end; and be it
further
RESOLVED:	That the fiscal year end of the Funds is hereby changed to
end on May 31; and be it further
RESOLVED:	That the officers of the Funds, be, and they hereby are,
authorized and directed to take any and all such action as may be necessary or appropriate to effect the purpose and intent of the foregoing resolutions.